UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-37702
AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)
AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan
Audited Financial Statements
and Supplemental Schedules
Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Amgen Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Amgen Retirement and Savings Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedules Required by ERISA
The accompanying supplemental schedules of assets (held at end of year) and loans or fixed income obligations in default or classified as uncollectible as of December 31, 2021, and assets (acquired and disposed of within year) and delinquent participant contributions for the year then ended, (referred to as the “supplemental schedules”), have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ ERNST & YOUNG LLP

We have served as the Plan’s auditor since at least 1989, but we are unable to determine the specific year.
Los Angeles, California
June 23, 2022

Amgen Retirement and Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments at fair value	$6,436,111,194	$6,028,344,525
Investments in fully benefit-responsive investment contracts at contract value	714,985,494	678,722,325
Notes receivable from participants	30,628,567	33,228,057
Other – principally due from broker	4,502,530	9,187,314
Total assets	7,186,227,785	6,749,482,221
Liabilities
Other – principally due to broker	6,957,185	8,741,768
Total liabilities	6,957,185	8,741,768
Net assets available for benefits	$7,179,270,600	$6,740,740,453
See accompanying notes.

Amgen Retirement and Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2021
Additions to (deductions from) net assets:
Employer contributions	$192,549,554
Participant contributions	170,659,097
Rollover contributions	37,446,206
Interest and dividend income	44,783,341
Net realized/unrealized gains	637,968,589
Interest income on notes receivable from participants	1,527,815
Benefits paid	(633,334,430)
Investment and administrative fees	(13,070,025)
Net increase	438,530,147
Net assets available for benefits at beginning of year	6,740,740,453
Net assets available for benefits at end of year	$7,179,270,600
See accompanying notes.

Amgen Retirement and Savings Plan
Notes to Financial Statements
December 31, 2021
1. Description of the Plan
The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan was established effective April 1, 1985, and was amended and restated effective January 1, 2017, and subsequently amended, with the most recent amendment adopted on October 25, 2021. The Plan is a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company or Amgen) and participating subsidiaries. The Plan is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) (see Note 4, Income Tax Status) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Subject to certain limitations (as defined in the Plan), participants may elect to contribute up to 30% of their eligible compensation in pre-tax contributions, Roth contributions (in accordance with the Code), after-tax contributions or a combination of these types of contributions (together, Individual Contributions). A participant’s combined pre-tax contributions and Roth contributions (exclusive of catch-up contributions discussed below) are subject to Internal Revenue Service (IRS) and Plan limits and could not exceed a maximum of $19,500 in 2021. Participant after-tax contributions are subject to IRS and Plan limitations and could not exceed a maximum of $9,500 in 2021. Unless an employee has voluntarily enrolled in the Plan or has declined to participate in the Plan within the first 30 days of employment, all newly eligible participants are automatically enrolled in the Plan, and contributions equal to 5% of their eligible compensation are withheld and contributed to the Plan as pre-tax contributions; such contributions are automatically increased by 1% per year until their contributions reach 10% of their eligible compensation. Participants may elect to adjust, cease or resume their Individual Contributions at any time.
Participants who are at least age 50 by the close of the Plan year may also elect to make certain additional Individual Contributions, referred to as catch-up contributions, that are subject to IRS and Plan limitations and could not exceed $6,500 in 2021. Catch-up contributions may be made as pre-tax contributions, Roth contributions or a combination of these types of contributions. Participants may also contribute pre-tax, Roth and after-tax amounts representing distributions from certain other retirement plans qualified in the United States or certain individual retirement accounts (IRAs), referred to as rollover contributions (as defined in the Plan). In addition, eligible participants that received coronavirus-related distributions from the Plan, as discussed below, or any other plan, may make contributions to the Plan during a specified period in an aggregate amount not to exceed such coronavirus-related distributions; these contributions will be treated in the same manner as rollover contributions.
Each pay period, the Company makes a non-elective contribution for all eligible participants, whether or not they have elected to make Individual Contributions to the Plan, equal to 5% of each participant’s eligible compensation (Core Contributions) up to a maximum of $14,500 in 2021. In addition, the Company makes a contribution equal to amounts contributed by the participant as pre-tax contributions or Roth contributions, including such contributions designated as catch-up contributions, of up to 5% of eligible compensation (Matching Contributions) up to a maximum of $14,500 in 2021.
Also, the Company can, at its discretion, make a special contribution (Special Contribution) on behalf of a participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.
Participants select the investments in which their Individual Contributions, including their Core Contributions, Matching Contributions and Special Contributions, if any, (collectively, Company Contributions) are to be invested, electing among various alternatives, including Amgen common stock (Amgen stock). Participants may direct a maximum of 20% of contributions to be invested in Amgen stock. In addition, participants may transfer amounts among the investment options at any time, subject to certain limitations. Notwithstanding the foregoing, if 20% or more of the value of a participant’s Plan account is invested in Amgen stock, the Plan document provides that no transfers from other investment options can be made to invest in Amgen stock.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
The accounts of participants who had never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to be compliant with ERISA regulations. At any time, participants may elect to alter the investments in their accounts made under a qualified default investment alternative.
Vesting
Participants are immediately vested with respect to their Individual Contributions, Matching Contributions and Special Contributions, if any, and earnings and losses (hereafter referred to as earnings) thereon. Participants hired prior to January 1, 2020, are also immediately vested with respect to their Core Contributions and earnings thereon. Participants hired on or after January 1, 2020, vest in full with respect to their Core Contributions and earnings thereon after three years of service, as defined by the terms of the Plan, or upon reaching age 65 while employed by Amgen, if earlier. If a participant ceases to be an employee before fully vesting in their account, the non-vested portion of the participant’s account will be treated as a forfeiture, as defined by the terms of the Plan, on the earlier of (a) the date the participant incurs a five-year break in service, as defined by the terms of the Plan or, (b) the date the participant receives a distribution of the entire vested portion of their account.
Participant Accounts
Each participant’s account is credited with: (a) the participant’s Individual Contributions; (b) an allocation of Company Contributions; and (c) earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Plan Investments
Plan participants can invest in seven different asset classes as well as Amgen stock or can actively manage their account under a self-directed brokerage arrangement in which a wider array of investment options are available. The value of an investment in an asset class is determined by its underlying investment vehicles, which may include one or more of the following: mutual funds, collective trust funds and portfolios which are separately managed exclusively for the benefit of Plan participants and their beneficiaries (separately managed portfolios). The separately managed portfolios invest in various types of assets, including publicly traded common and preferred stocks, collective trust funds and investment contracts. The asset classes are designed to provide participants with choices among a variety of investment objectives.
Payments of Benefits
Subject to Plan limitations, upon termination of employment, including termination due to disability (as defined in the Plan) or retirement, participants may elect to receive a full or partial distribution of their account balance in: (a) a single payment in cash; (b) a single distribution in full shares of Amgen stock (with any fractional shares paid in cash); (c) a single distribution paid in a combination of cash and full shares of Amgen stock; (d) cash installments over 10 years; or (e) a rollover distribution to an eligible retirement plan.
Participants may also elect to maintain their account balance in the Plan subsequent to termination of employment, provided that their account balance is greater than $1,000.
If a participant dies before receiving the value of his or her account balance, the participant’s beneficiary may elect to receive the distribution of remaining funds from among the alternatives described above, subject to certain Plan limitations.
Certain restrictions apply to withdrawals from the Plan while a participant continues to be employed by the Company, including coronavirus-related withdrawals, which were permitted under the Coronavirus Aid, Relief and Economic Security Act (CARES Act) enacted on March 27, 2020. In response to the CARES Act, the Plan voluntarily made a number of modifications related to withdrawals. The Plan adopted only those provisions of the CARES Act that (a) permitted participants who turned 70½ or older in 2019 to waive the requirement to take a minimum distribution in 2020 and (b) allowed qualified participants to take tax-favored distributions of up to $100,000, repayable if desired by the participant in three years, for qualifying coronavirus-related reasons through December 30, 2020.
Amgen Stock Dividends
Participants that invest in Amgen stock may elect to receive distributions of cash with respect to dividends the Company pays on Amgen stock or reinvest such dividends to acquire additional shares of Amgen stock.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
Notes Receivable from Participants
Subject to certain restrictions, a participant can have up to two loans outstanding at any one time from his or her Plan account with a combined maximum loan amount that may not exceed the lesser of: (a) 50% of the participant’s account balance (exclusive of amounts related to Roth contributions and earnings thereon) or (b) $50,000 less certain adjustments, as applicable (as defined in the Plan). A participant’s loan is secured by his or her Plan account balance. Loans bear interest at fixed rates which, until changed by the Company, are based on the prime rate plus one percentage point as published in The Wall Street Journal, determined as of the last day of the calendar quarter preceding origination or such other rate as may be required by law. Loans are generally payable in installments over periods of up to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to 20 years. Principal and interest payments are allocated to the participant’s account.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.
Trustees and Custodians
Bank of America, N.A. is the Plan’s trustee and custodian with respect to the self-directed brokerage arrangement and the Amgen common stock fund. The Northern Trust Company, NA (Northern) is the Plan’s trustee and custodian with respect to the asset classes.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting. Benefits to participants are recorded when paid.
Fair Value Measurement
The investments of the Plan are reported at fair value, except for fully benefit-responsive investment contracts, discussed below. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability (the exit price) in an orderly transaction between market participants at the measurement date (see Note 3, Fair Value Measurements).
Investment Income and Losses
Dividend income is recognized on the ex-dividend date, and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning of the year (or date purchased if acquired during the Plan year) and the end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.
Fully Benefit-Responsive Investment Contracts
As of December 31, 2021 and 2020, the Plan had fully benefit-responsive investment contracts, including synthetic investment contracts and an insurance separate accounts contract (collectively, security-backed contracts). The synthetic investment contracts are comprised of wrapper contracts issued by insurance companies backed by the Plan’s ownership in collective trust funds that invest in fixed income securities. The insurance separate accounts contract is a contract issued by an insurance company backed by specified separate accounts of the issuer which are comprised of fixed income securities. Contract value is the relevant measurement attribute for security-backed contracts because this is the amount participants would receive if they were to initiate qualified transactions related to these investments. The issuers of the Plan’s security-backed contracts credit the Plan with stated rates of interest, and the issuers guarantee that all qualified participant withdrawals related to the contracts will be at contract value, except as discussed below. The crediting rates provide for realized and unrealized gains and losses on the underlying assets to be amortized over the expected duration of the underlying investments through adjustments to the future interest crediting rates rather than being reflected immediately in the net assets of the Plan. The contract values of the Plan’s security-backed contracts were as follows:

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

	December 31,
	2021	2020
Synthetic investment contracts	$533,077,342	$501,806,073
Insurance separate accounts contract	181,908,152	176,916,252
Total fully benefit-responsive investment contracts	$714,985,494	$678,722,325
The security-backed contracts provide for withdrawals at other than contract value associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are made at contract value, modified by a market value adjustment as defined in the contract. Circumstances which may trigger a market value adjustment are generally defined as any event that, in the reasonable determination of the issuer, has or will have a material adverse effect on the issuer’s interest under the contract. Such events may include, but are not limited to: (a) material amendments to the Plan’s structure or administration; (b) changes in or the creation of competing investment options; (c) complete or partial termination of the Plan; (d) removal of a specifically identifiable group of employees from coverage under the Plan; (e) a change in law, regulation, ruling, administrative position, or accounting standard applicable to the Plan; or (f) communication to Plan participants designed to influence a participant not to invest in the asset class that contains these contracts. The Company does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
These security-backed contracts are evergreen contracts with no maturity dates, but do contain termination provisions. The issuer is obligated to pay the excess contract value when the fair value of the underlying investments equals zero. In addition, if the Plan defaults in its obligations under the security-backed contract and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value of the underlying investments as of the date of termination.
Notes Receivable from Participants
Notes receivable from participants are carried at their unpaid balance plus accrued but unpaid interest, as applicable.
Due from/to Brokers
Purchases and sales of investments are recorded on a trade-date basis. Amounts due from and due to brokers arise from unsettled sale and purchase transactions, respectively.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for investment options representing varied combinations of equities (including Amgen stock), fixed income, and other investments. Investments, in general, particularly in securities, are exposed to various risks, such as interest rate, inflation, market and credit risks, among others. Market risk includes global events which could impact the value of investments, including securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments, including securities, it is at least reasonably possible that changes in the values of the Plan’s investments, including securities, will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Plan’s financial statements.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
3. Fair Value Measurements
The Plan uses various valuation approaches in determining the fair value of investments within a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the investment based on market data obtained from independent sources. Unobservable inputs are inputs that reflect assumptions about the inputs that market participants would use in pricing the investment and are developed based on the best information available in the circumstances. The fair value hierarchy is divided into three levels based on the source of inputs as follows:
Level 1 – Valuations based on unadjusted quoted prices in active markets for identical investments that the Plan has the ability to access;
Level 2 – Valuations for which all significant inputs are observable, either directly or indirectly, other than Level 1 inputs;
Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The availability of observable inputs can vary among the various types of investments. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used for measuring fair value may fall into different levels of the fair value hierarchy. In such cases, for financial statement disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is categorized is based on the lowest level of input used that is significant to the overall fair value measurement.
The following fair value hierarchy tables present information about each major class/category of the Plan’s investments measured at fair value:

	Fair value measurements at December 31, 2021, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$331,811,884	$—	$—	$331,811,884
Cash and cash equivalents	49,649,048	—	—	49,649,048
Collective trust funds	—	3,643,993,561	—	3,643,993,561
Common and preferred stocks	1,546,823,788	—	—	1,546,823,788
Debt securities	—	4,828	—	4,828
Mutual funds	81,887,302	—	—	81,887,302
Self-directed brokerage accounts	780,896,567	1,044,216	—	781,940,783
Total investments at fair value	$2,791,068,589	$3,645,042,605	$—	$6,436,111,194

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)

	Fair value measurements at December 31, 2020, using
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Amgen stock	$352,404,662	$—	$—	$352,404,662
Cash and cash equivalents	32,090,680	—	—	32,090,680
Collective trust funds	—	3,654,353,052	—	3,654,353,052
Common and preferred stocks	1,259,896,607	—	—	1,259,896,607
Debt securities	59	4,969	—	5,028
Mutual funds	92,035,145	—	—	92,035,145
Self-directed brokerage accounts	636,454,755	1,104,596	—	637,559,351
Total investments at fair value	$2,372,881,908	$3,655,462,617	$—	$6,028,344,525
The fair values of substantially all common stocks (including Amgen stock), preferred stocks, publicly traded mutual funds and underlying investments of self-directed brokerage accounts are valued using quoted market prices in active markets with no valuation adjustment.
Collective trust funds represent interests in pooled investment vehicles designed typically for collective investment of employee benefit trusts. The fair values of these investments are determined by reference to the net asset value per unit provided by the fund managers as the basis for current transactions.
Debt securities are valued by taking into consideration valuations obtained from third-party pricing services. The pricing services use industry-standard valuation models, including both income- and market-based approaches, for which all significant inputs are observable either directly or indirectly to estimate fair value. The inputs include reported trades of and broker-dealer quotes on the same or similar securities; issuer credit spreads; benchmark securities; and other observable inputs.
4. Income Tax Status
The Plan received a determination letter from the IRS dated February 22, 2018, stating that, conditioned on the adoption of proposed Plan amendments submitted to the IRS on February 15, 2018, the Plan is qualified, in form, under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. There have been five subsequent amendments to the Plan, including amendments to satisfy the conditions in the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is currently being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The Company has indicated that it currently intends to continue to take the necessary steps, if any, to maintain the Plan’s compliance with the applicable requirements of the Code.
5. Party-in-Interest Transactions
Parties-in-interest are certain entities defined under Department of Labor regulations, including Amgen, and other parties that provide services to the Plan, such as the trustees, custodians and investment managers. The Plan pays the trustees certain administrative and investment management fees, and the Company pays certain administrative fees on behalf of the Plan. The Plan invests in collective trust funds managed by Northern, certain of the Plan’s investment managers and other third parties and may invest in securities of entities that are parties-in-interest. The Plan also invests in shares of common stock of Amgen and receives dividends on those shares. Notes receivable from participants are also considered party-in-interest transactions. In addition, Northern enters into security-backed contracts with certain insurance companies on behalf of the Plan.

Amgen Retirement and Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to the Form 5500
The reconciliation of net assets available for benefits per the financial statements to the Form 5500 consisted of the following:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$7,179,270,600	$6,740,740,453
Adjustment to fair value for fully benefit-responsive investment contracts	2,393,677	17,810,584
Amounts allocated to withdrawing participants	(3,044,375)	(2,432,934)
Deemed loans	(384,631)	(337,488)
Net assets per the Form 5500	$7,178,235,271	$6,755,780,615
The following is a reconciliation of the net investment gain per the financial statements to the Form 5500:

Year Ended December 31, 2021
Interest and dividend income	$44,783,341
Net realized/unrealized gains	637,968,589
Net investment income per the financial statements	682,751,930
Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
Less prior-year adjustment	(17,810,584)
Add current-year adjustment	2,393,677
Total net investment gain per the Form 5500	$667,335,023
The following is a reconciliation of expenses per the financial statements to the Form 5500:

Year Ended December 31, 2021
Benefits paid	$(633,334,430)
Investment and administrative fees	(13,070,025)
Total expenses per the financial statements	(646,404,455)
Amounts allocated to withdrawing participants at December 31, 2020	2,432,934
Amounts allocated to withdrawing participants at December 31, 2021	(3,044,375)
Deemed loans at December 31, 2020	337,488
Deemed loans at December 31, 2021	(384,631)
Total expenses per the Form 5500	$(647,063,039)

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
As of December 31, 2021
Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue	Description of Investment	Current Value
Amgen stock*	Employer Securities 1,474,916 shares	$331,811,884
			$331,811,884

Capital Preservation Asset Class:
Wells Fargo Fixed Income Fund L*	Collective Trust Fund 21,790,625 units	317,243,168
Wells Fargo Fixed Income Fund F*	Collective Trust Fund 14,014,530 units	217,778,788
Metropolitan Life Contract*	Insurance Separate Accounts Investment Contract 1,460,908 units	182,357,216
NT Collective Short Term Investment Fund*	Collective Trust Fund 51,299,735 units	51,299,735
Wells Fargo BlackRock Short Term Investment Fund S*	Collective Trust Fund 37,867,822 units	37,870,238
Wrapper Contracts		—
Total Capital Preservation Asset Class			806,549,145

Fixed Income Asset Class:
MetLife Core Plus Collective Fund*	Collective Trust Fund 16,606,811 units	179,851,763
Wellington Core Bond Plus Portfolio Collective Investment Trust II*	Collective Trust Fund 13,448,169 units	179,129,606
Schroder Global Strategic Bond Trust Class W*	Collective Trust Fund 4,557,016 units	46,390,419
Putnam Absolute Return Fixed Income Fund*	Collective Trust Fund 604,008 units	44,835,509
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 114,177 units	18,437,263
Banc America Alternative Loan Trust Series 2004-6 Class 4A 15.0% Due 10-25-2048*	Corporate Bond 2,439 units	2,605
Interest Bearing Cash	Cash and Cash Equivalents 2,022 units	2,022
GMAC Mortgage Loan Trust 2003/J10 4.75% Due 01/25/2019	Corporate Bond 1,396 units	1,370
Kaupthing Bank HF 02/28/2020 In Default	Corporate Bond 310,000 units	775
Total Fixed Income Asset Class			468,651,332

Fixed Income Index Asset Class:
NT Collective Aggregate Bond Index Fund / Non Lending*	Collective Trust Fund 6,207,694 units	1,002,418,500
Total Fixed Income Index Asset Class			1,002,418,500

U.S. Equity Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 1,445,032 units	106,413,582
Amazon Inc.	Common and Preferred Stock 14,229 shares	47,444,324
Interest Bearing Cash	Cash and Cash Equivalents 46,095,892 units	46,095,892
Visa Inc. Class A	Common and Preferred Stock 192,841 shares	41,790,573
Facebook, Inc.	Common and Preferred Stock 100,657 shares	33,855,982
Microsoft Corporation	Common and Preferred Stock 72,522 shares	24,390,599

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Netflix, Inc.	Common and Preferred Stock 40,368 shares	24,319,298
Intuit	Common and Preferred Stock 29,977 shares	19,281,806
Mastercard Inc. Class A	Common and Preferred Stock 52,567 shares	18,888,374
TransDigm Group Inc.	Common and Preferred Stock 28,227 shares	17,960,276
CoStar Group Inc.	Common and Preferred Stock 222,683 shares	17,598,637
Applovin Corporation Class A	Common and Preferred Stock 185,944 shares	17,527,081
Sea Limited	Common and Preferred Stock 70,697 shares	15,815,626
Match Group Inc.	Common and Preferred Stock 117,282 shares	15,510,545
Heico Corporation Class A	Common and Preferred Stock 117,615 shares	15,115,880
ServiceNow, Inc.	Common and Preferred Stock 23,115 shares	15,004,178
Applied Materials Inc.	Common and Preferred Stock 95,000 shares	14,949,200
Wayfair Inc. Class A	Common and Preferred Stock 71,787 shares	13,637,376
NT Collective Short Term Investment Fund*	Collective Trust Fund 13,626,293 units	13,626,293
UnitedHealth Group Inc.	Common and Preferred Stock 27,040 shares	13,577,866
Lam Research Corporation	Common and Preferred Stock 18,761 shares	13,491,973
Qorvo, Inc.	Common and Preferred Stock 81,870 shares	12,803,649
KKR & Company Inc. Class A	Common and Preferred Stock 169,936 shares	12,660,232
Skyworks Solutions Inc	Common and Preferred Stock 80,902 shares	12,551,136
Salesforce.com Inc.	Common and Preferred Stock 49,096 shares	12,476,766
The Carlyle Group Inc.	Common and Preferred Stock 223,234 shares	12,255,547
Alphabet Inc.	Common and Preferred Stock 4,132 shares	11,956,314
STERIS plc	Common and Preferred Stock 49,063 shares	11,942,425
American International Group Inc.	Common and Preferred Stock 209,643 shares	11,920,301
Upstart Holdings Inc.	Common and Preferred Stock 78,150 shares	11,824,095
Square Inc Class A	Common and Preferred Stock 71,988 shares	11,626,782
Wells Fargo & Company*	Common and Preferred Stock 239,853 shares	11,508,147
Ball Corporation	Common and Preferred Stock 116,875 shares	11,251,556
General Electric	Common and Preferred Stock 117,048 shares	11,057,525
Workday Inc. Class A	Common and Preferred Stock 39,417 shares	10,767,936
Skechers USA Inc. Class A	Common and Preferred Stock 245,480 shares	10,653,832
Danaher Corporation	Common and Preferred Stock 32,341 shares	10,640,512
Entegris Inc.	Common and Preferred Stock 75,676 shares	10,487,180
NRG Energy Inc.	Common and Preferred Stock 241,511 shares	10,404,294
Lear Corporation	Common and Preferred Stock 55,702 shares	10,190,681
Splunk Inc.	Common and Preferred Stock 87,659 shares	10,143,899
Charles River Laboratories International Inc.	Common and Preferred Stock 26,467 shares	9,972,236
Clean Harbors Inc.	Common and Preferred Stock 98,224 shares	9,799,808
Alphabet Inc. Class C	Common and Preferred Stock 3,386 shares	9,797,696
Catalent Inc.	Common and Preferred Stock 76,157 shares	9,750,381
Yum! Brands Inc.	Common and Preferred Stock 69,352 shares	9,630,219

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
salesforce.com, inc.	Common and Preferred Stock 37,746 shares	9,592,391
Cognizant Technology Solutions Corporation Class A	Common and Preferred Stock 105,133 shares	9,327,400
Thermo Fisher Corporation	Common and Preferred Stock 13,781 shares	9,195,234
Paypal Holdings Inc.	Common and Preferred Stock 48,661 shares	9,176,491
Wabtec Corporation	Common and Preferred Stock 97,404 shares	8,971,882
Twilio Inc. Class A	Common and Preferred Stock 34,006 shares	8,955,140
Edison International	Common and Preferred Stock 131,133 shares	8,949,827
Uber Technologies Inc.	Common and Preferred Stock 208,325 shares	8,735,067
Waste Connections Inc.	Common and Preferred Stock 63,754 shares	8,687,758
Synopsys Inc.	Common and Preferred Stock 23,498 shares	8,659,013
Abbott Lab	Common and Preferred Stock 61,488 shares	8,653,821
Equinix Inc.	Common and Preferred Stock 10,222 shares	8,646,176
Autodesk Inc.	Common and Preferred Stock 30,639 shares	8,615,380
IHS Markit Limited	Common and Preferred Stock 63,319 shares	8,416,361
Citigroup Inc.	Common and Preferred Stock 139,168 shares	8,404,356
Walt Disney Company	Common and Preferred Stock 53,452 shares	8,279,180
Atlassian Corporation PLC Class A	Common and Preferred Stock 21,034 shares	8,020,054
Regeneron Pharmaceuticals, Inc.	Common and Preferred Stock 12,651 shares	7,989,360
MSCI Inc.	Common and Preferred Stock 12,717 shares	7,791,579
Nvidia Corporation	Common and Preferred Stock 26,280 shares	7,729,211
Henry Schein Inc.	Common and Preferred Stock 97,351 shares	7,547,623
Ametek Inc.	Common and Preferred Stock 51,281 shares	7,540,358
Align Technology, Inc.	Common and Preferred Stock 11,329 shares	7,445,192
FleetCor Technologies, Inc.	Common and Preferred Stock 33,053 shares	7,398,584
Newell Brands Inc.	Common and Preferred Stock 334,971 shares	7,315,767
Shopify Inc	Common and Preferred Stock 5,260 shares	7,245,071
Equitable Holdings Inc.	Common and Preferred Stock 220,932 shares	7,244,360
Western Alliance Bancorporation	Common and Preferred Stock 65,594 shares	7,061,194
Amphenol Corporation Class A	Common and Preferred Stock 80,122 shares	7,007,470
MetLife Inc.*	Common and Preferred Stock 111,292 shares	6,954,637
FMC Corporation	Common and Preferred Stock 62,937 shares	6,916,147
Baker Hughes Company	Common and Preferred Stock 285,320 shares	6,864,799
American Express Company	Common and Preferred Stock 41,593 shares	6,804,615
Halliburton Company	Common and Preferred Stock 292,700 shares	6,694,049
Merit Medical Systems Inc.	Common and Preferred Stock 107,250 shares	6,681,675
UGI Corporation	Common and Preferred Stock 143,440 shares	6,585,330
Halozyme Therapeutics Inc.	Common and Preferred Stock 163,603 shares	6,578,477
PVH Corporation	Common and Preferred Stock 61,570 shares	6,566,441
Zoetis Inc. Class A	Common and Preferred Stock 26,840 shares	6,549,765
Sensata Technologies BV Holding	Common and Preferred Stock 105,381 shares	6,500,954
Intuitive Surgical, Inc.	Common and Preferred Stock 17,853 shares	6,414,583
DEX Inc.	Common and Preferred Stock 11,824 shares	6,348,897

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Huntington Bancshares Inc.	Common and Preferred Stock 405,224 shares	6,248,554
Gildan Activewear Inc.	Common and Preferred Stock 144,706 shares	6,134,087
Dow Inc.	Common and Preferred Stock 107,301 shares	6,086,113
Matson Inc.	Common and Preferred Stock 67,372 shares	6,065,501
Charter Communications, Inc. Class A	Common and Preferred Stock 8,952 shares	5,836,435
Linde PLC	Common and Preferred Stock 16,825 shares	5,828,685
J2 Global Inc.	Common and Preferred Stock 52,238 shares	5,791,105
Amdocs Limited	Common and Preferred Stock 75,138 shares	5,623,328
LKQ Corporation	Common and Preferred Stock 93,108 shares	5,589,273
Illumina, Inc.	Common and Preferred Stock 14,680 shares	5,584,859
Hewlett Packard Enterprise Company	Common and Preferred Stock 353,520 shares	5,575,010
On Semiconductor Corporation	Common and Preferred Stock 81,350 shares	5,525,292
Voya Financial Inc.	Common and Preferred Stock 82,772 shares	5,488,611
McKesson Corporation	Common and Preferred Stock 21,635 shares	5,377,812
Snowflake Inc. Class A	Common and Preferred Stock 15,875 shares	5,377,656
Mohawk Industries Inc.	Common and Preferred Stock 29,477 shares	5,370,120
Trinet Group Inc.	Common and Preferred Stock 56,279 shares	5,361,138
Capital One Financial Corporation	Common and Preferred Stock 36,776 shares	5,335,830
Floor & Decor Holdings Inc.	Common and Preferred Stock 40,408 shares	5,253,444
RingCentral, Inc. Class A	Common and Preferred Stock 28,035 shares	5,252,357
Edwards Lifesciences Corporation	Common and Preferred Stock 40,146 shares	5,200,914
Axis Capital Holdings Limited	Common and Preferred Stock 95,172 shares	5,184,019
Fresenius Medical Care	Common and Preferred Stock 156,997 shares	5,096,123
IDEX Corporation	Common and Preferred Stock 21,408 shares	5,059,139
Sally Beauty Holdings Inc.	Common and Preferred Stock 272,188 shares	5,024,590
Brown & Brown Inc.	Common and Preferred Stock 70,006 shares	4,920,022
Warner Music Group Corporation Class A	Common and Preferred Stock 113,275 shares	4,891,215
DoorDash Inc. Class A	Common and Preferred Stock 32,080 shares	4,776,712
Sarepta Therapeutics Inc.	Common and Preferred Stock 52,331 shares	4,712,407
Ritchie Bros. Auctioneers Inc.	Common and Preferred Stock 75,480 shares	4,620,131
JP Morgan Chase & Company*	Common and Preferred Stock 29,161 shares	4,617,644
Frontdoor Inc.	Common and Preferred Stock 122,929 shares	4,505,348
Euronet Worldwide Inc.	Common and Preferred Stock 37,558 shares	4,475,787
Keysight Technologies Inc.	Common and Preferred Stock 21,490 shares	4,437,900
Ingredion Inc.	Common and Preferred Stock 45,780 shares	4,424,179
C.H. Robinson Worldwide Inc.	Common and Preferred Stock 40,775 shares	4,388,613
NOV Inc.	Common and Preferred Stock 322,722 shares	4,372,883
Exxon Mobil Corporation	Common and Preferred Stock 71,323 shares	4,364,254
BWX Technologies Inc.	Common and Preferred Stock 90,780 shares	4,346,546
Goldman Sachs Group Inc.	Common and Preferred Stock 11,223 shares	4,293,359
KAR Auction Services Inc.	Common and Preferred Stock 265,850 shares	4,152,577
Airbnb Inc. Class A	Common and Preferred Stock 24,567 shares	4,090,160
Hanesbrands Inc.	Common and Preferred Stock 243,963 shares	4,079,061
Belden Inc.	Common and Preferred Stock 60,843 shares	3,999,210

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
National Retail Properties Inc.	Common and Preferred Stock 83,009 shares	3,990,243
Generac Holdings Inc.	Common and Preferred Stock 11,272 shares	3,966,842
Zendesk Inc.	Common and Preferred Stock 37,765 shares	3,938,512
Helen Trustoy Limited	Common and Preferred Stock 15,815 shares	3,866,293
Middleby Corporation	Common and Preferred Stock 19,340 shares	3,805,338
First American Financial Corporation	Common and Preferred Stock 48,574 shares	3,799,944
Woodward Inc.	Common and Preferred Stock 33,902 shares	3,710,913
Cabot Corporation	Common and Preferred Stock 65,262 shares	3,667,724
UBS Group AG	Common and Preferred Stock 204,946 shares	3,662,385
Syneos Health Inc.	Common and Preferred Stock 35,181 shares	3,612,385
Textron Inc.	Common and Preferred Stock 46,550 shares	3,593,660
Carter Inc.	Common and Preferred Stock 34,511 shares	3,493,203
New Relic Inc.	Common and Preferred Stock 30,576 shares	3,362,137
Bank of America Corporation*	Common and Preferred Stock 75,004 shares	3,336,928
ASGN Inc.	Common and Preferred Stock 26,757 shares	3,301,814
MACOM Technology Solutions Holdings Inc.	Common and Preferred Stock 41,927 shares	3,282,884
FTI Consulting Inc.	Common and Preferred Stock 21,320 shares	3,270,914
Trimble Inc.	Common and Preferred Stock 37,506 shares	3,270,148
Pfizer Inc.	Common and Preferred Stock 55,126 shares	3,255,190
Tennant Company	Common and Preferred Stock 40,004 shares	3,241,924
Rogers Corporation	Common and Preferred Stock 11,834 shares	3,230,682
Copart Inc.	Common and Preferred Stock 21,019 shares	3,186,901
GlobalFoundries Inc.	Common and Preferred Stock 48,528 shares	3,152,864
ACV Auctions Inc. Class A	Common and Preferred Stock 163,687 shares	3,083,863
Quidel Corporation	Common and Preferred Stock 22,699 shares	3,064,138
Kirby Corporation	Common and Preferred Stock 51,105 shares	3,036,659
Dycom Industries Inc.	Common and Preferred Stock 31,731 shares	2,975,099
Royal Dutch Shell PLC	Common and Preferred Stock 67,749 shares	2,940,307
Grand Canyon Education Inc.	Common and Preferred Stock 34,288 shares	2,938,824
Prosperity Bancshares Inc.	Common and Preferred Stock 40,291 shares	2,913,039
Forward Air Corporation	Common and Preferred Stock 23,791 shares	2,880,852
Graco Inc.	Common and Preferred Stock 35,559 shares	2,866,767
8X8 Inc.	Common and Preferred Stock 170,204 shares	2,852,619
LPL Financial Holdings Inc.	Common and Preferred Stock 17,572 shares	2,813,101
HealthEquity Inc.	Common and Preferred Stock 63,397 shares	2,804,683
2U Inc.	Common and Preferred Stock 138,322 shares	2,776,123
Carvana Company Class A	Common and Preferred Stock 11,734 shares	2,719,824
Alleghany Corporation	Common and Preferred Stock 3,988 shares	2,662,349
Hologic Inc.	Common and Preferred Stock 34,175 shares	2,616,438
Momentive Global Inc.	Common and Preferred Stock 123,469 shares	2,611,369
Cloudflare Inc.	Common and Preferred Stock 19,762 shares	2,598,703
Cardinal Health, Inc.	Common and Preferred Stock 49,914 shares	2,570,072
Gartner Inc.	Common and Preferred Stock 7,686 shares	2,569,584
Acadia Healthcare Company Inc.	Common and Preferred Stock 42,158 shares	2,558,991
Mid-American Apartment Communities Inc.	Common and Preferred Stock 11,112 shares	2,549,537
BankUnited Inc.	Common and Preferred Stock 60,154 shares	2,545,116
Bottomline Technologies Inc.	Common and Preferred Stock 44,586 shares	2,517,771
SS&C Technologies Holdings Inc.	Common and Preferred Stock 30,611 shares	2,509,490
AerCap Holdings N.V.	Common and Preferred Stock 38,359 shares	2,509,446

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Cenovus Energy Inc.	Common and Preferred Stock 203,926 shares	2,504,211
10X Genomics Inc. Class A	Common and Preferred Stock 16,632 shares	2,477,503
AMN Healthcare Services Inc.	Common and Preferred Stock 20,132 shares	2,462,748
Booking Holdings Inc.	Common and Preferred Stock 956 shares	2,293,664
National Bank Holdings Corporation Class A	Common and Preferred Stock 52,188 shares	2,293,141
Cohen & Steers Inc.	Common and Preferred Stock 24,628 shares	2,278,336
Advanced Energy Industries Inc.	Common and Preferred Stock 24,932 shares	2,270,308
Tronox Holdings PLC	Common and Preferred Stock 93,356 shares	2,243,345
Mednax Inc.	Common and Preferred Stock 82,285 shares	2,238,975
Chemed Corporation	Common and Preferred Stock 4,223 shares	2,234,136
ALLETE Inc.	Common and Preferred Stock 33,300 shares	2,209,455
Nasdaq Inc.	Common and Preferred Stock 10,520 shares	2,209,305
Itron Inc.	Common and Preferred Stock 31,646 shares	2,168,384
Signature Bank	Common and Preferred Stock 6,564 shares	2,123,257
Albany International Corporation Class A	Common and Preferred Stock 23,777 shares	2,103,076
Atmos Energy Corporation	Common and Preferred Stock 19,662 shares	2,059,988
ABM Industrials Inc.	Common and Preferred Stock 50,404 shares	2,059,003
Sotera Health Company	Common and Preferred Stock 86,525 shares	2,037,664
Harsco Corporation	Common and Preferred Stock 119,432 shares	1,995,709
ACI Worldwide Inc.	Common and Preferred Stock 57,430 shares	1,992,821
Carlisle Companies Inc.	Common and Preferred Stock 7,991 shares	1,982,727
Mimecast Limited	Common and Preferred Stock 24,684 shares	1,964,106
KBR, Inc.	Common and Preferred Stock 41,120 shares	1,958,134
Knowles Corporation	Common and Preferred Stock 83,420 shares	1,947,857
Veracyte Inc.	Common and Preferred Stock 47,260 shares	1,947,112
NCR Corporation	Common and Preferred Stock 48,308 shares	1,941,982
Bio-Techne Corporation	Common and Preferred Stock 3,749 shares	1,939,508
N-Able Technologies International Inc.	Common and Preferred Stock 166,860 shares	1,852,146
Aspen Technology Inc.	Common and Preferred Stock 12,162 shares	1,851,056
Markel Corporation Holding Company	Common and Preferred Stock 1,490 shares	1,838,660
Altra Industrial Motion Corporation	Common and Preferred Stock 35,331 shares	1,822,020
WisdomTree Investments Inc.	Common and Preferred Stock 296,463 shares	1,814,354
Fiverr International Limited	Common and Preferred Stock 15,882 shares	1,805,783
Monro Inc.	Common and Preferred Stock 30,940 shares	1,802,874
Barnes Group Inc.	Common and Preferred Stock 37,826 shares	1,762,313
AptarGroup Inc.	Common and Preferred Stock 14,315 shares	1,753,301
CarGurus Inc. Class A	Common and Preferred Stock 51,408 shares	1,729,365
Wolverine World Wide Inc.	Common and Preferred Stock 59,278 shares	1,707,799
Canada Goose Holdings Inc.	Common and Preferred Stock 46,015 shares	1,705,316
Omnicell Inc.	Common and Preferred Stock 9,304 shares	1,678,814
Hexcel Corporation	Common and Preferred Stock 31,854 shares	1,650,037
WillScot Mobile Mini Holdings Corporation	Common and Preferred Stock 40,354 shares	1,648,057
CareDx Inc.	Common and Preferred Stock 35,578 shares	1,618,087
Boston Properties Inc.	Common and Preferred Stock 14,011 shares	1,613,787
II-Vi Inc.	Common and Preferred Stock 23,504 shares	1,606,028
Herbalife Nutrition Limited	Common and Preferred Stock 39,004 shares	1,596,434
Graphic Packaging Holding Company	Common and Preferred Stock 81,825 shares	1,595,588
Smartsheet Inc. Class A	Common and Preferred Stock 20,499 shares	1,587,648
Kraton Corporation	Common and Preferred Stock 33,505 shares	1,551,954

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
PacWest Bancorp	Common and Preferred Stock 33,783 shares	1,525,978
ZipRecruiter Inc. Class A	Common and Preferred Stock 60,893 shares	1,518,671
Matthews International Corporation Class A	Common and Preferred Stock 41,315 shares	1,515,021
Under Armour Inc. Class C	Common and Preferred Stock 82,172 shares	1,482,383
Huron Consulting Group Inc.	Common and Preferred Stock 29,649 shares	1,479,485
Pacific Premier Bancorp Inc.	Common and Preferred Stock 36,368 shares	1,455,811
Tenable Holdings Inc.	Common and Preferred Stock 26,236 shares	1,444,817
Cimpress plc	Common and Preferred Stock 20,090 shares	1,438,645
Privia Health Group Inc.	Common and Preferred Stock 55,410 shares	1,433,457
Supernus Pharmaceuticals Inc.	Common and Preferred Stock 48,989 shares	1,428,519
Teledyne Technologies Inc.	Common and Preferred Stock 3,269 shares	1,428,193
IAA Spinco Inc.	Common and Preferred Stock 28,207 shares	1,427,838
Kodiak Sciences Inc.	Common and Preferred Stock 16,772 shares	1,421,930
Ciena Corporation	Common and Preferred Stock 18,365 shares	1,413,554
Prestige Consumer Healthcare Inc.	Common and Preferred Stock 22,938 shares	1,391,190
Sumo Logic Inc.	Common and Preferred Stock 102,451 shares	1,389,236
Knight-Swift Transportation Holdings Inc. Class A	Common and Preferred Stock 22,767 shares	1,387,421
Box Inc. Class A	Common and Preferred Stock 52,638 shares	1,378,589
Bank Ozk	Common and Preferred Stock 29,614 shares	1,377,939
Nu Skin Enterprises Inc. Class A	Common and Preferred Stock 27,012 shares	1,370,859
JBG SMITH Properties	Common and Preferred Stock 47,542 shares	1,364,931
SLR Investment Corporation	Common and Preferred Stock 73,775 shares	1,359,673
IPG Photonics Corporation	Common and Preferred Stock 7,893 shares	1,358,701
Diamondback Energy Inc.	Common and Preferred Stock 12,466 shares	1,344,458
Sportradar Group	Common and Preferred Stock 75,738 shares	1,330,717
Encompass Health Corporation	Common and Preferred Stock 20,220 shares	1,319,557
Range Resources Corporation	Common and Preferred Stock 72,997 shares	1,301,537
Anaplan Inc.	Common and Preferred Stock 28,078 shares	1,287,376
Mandiant Inc.	Common and Preferred Stock 72,539 shares	1,272,334
BRP Group Inc. Class A	Common and Preferred Stock 35,112 shares	1,267,894
Nevro Corporation	Common and Preferred Stock 15,219 shares	1,233,804
Texas Pacific Land Corporation	Common and Preferred Stock 978 shares	1,221,395
KnowBe4 Inc. Class A	Common and Preferred Stock 52,912 shares	1,213,801
Texas Capital Bancshares Inc.	Common and Preferred Stock 19,836 shares	1,195,119
Berkshire Hills Bancorp Inc.	Common and Preferred Stock 41,230 shares	1,172,169
Arvinas Inc.	Common and Preferred Stock 14,241 shares	1,169,756
Coherus BioSciences Inc.	Common and Preferred Stock 73,238 shares	1,168,878
Abiomed Inc.	Common and Preferred Stock 3,236 shares	1,162,274
Relay Therapeutics Inc.	Common and Preferred Stock 37,423 shares	1,149,260
AZZ Inc.	Common and Preferred Stock 20,736 shares	1,146,493
Fox Factory Holding Corporation	Common and Preferred Stock 6,632 shares	1,128,103
Sterling Check Corporation	Common and Preferred Stock 53,897 shares	1,105,427
Agios Pharmaceuticals Inc.	Common and Preferred Stock 33,477 shares	1,100,389
TreeHouse Foods Inc.	Common and Preferred Stock 26,684 shares	1,081,503
John Bean Technologies Corporation	Common and Preferred Stock 7,042 shares	1,081,370
Evercore Inc.	Common and Preferred Stock 7,954 shares	1,080,551
Alamos Gold Inc. Class A	Common and Preferred Stock 139,767 shares	1,074,808
World Wrestling Entertainment	Common and Preferred Stock 21,661 shares	1,068,754
Vroom Inc.	Common and Preferred Stock 98,021 shares	1,057,647
Cooper Companies Inc.	Common and Preferred Stock 2,482 shares	1,039,809

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Solarwinds Corporation	Common and Preferred Stock 71,697 shares	1,017,380
Farfetch Limited Class A	Common and Preferred Stock 30,231 shares	1,010,622
Heron Therapeutics Inc.	Common and Preferred Stock 110,570 shares	1,009,504
Consensus Cloud Solutions Inc.	Common and Preferred Stock 17,412 shares	1,007,632
Polaris Inc.	Common and Preferred Stock 9,154 shares	1,006,116
C4 Therapeutics Inc.	Common and Preferred Stock 31,127 shares	1,002,289
Shutterstock Inc.	Common and Preferred Stock 8,977 shares	995,370
1-800-FLOWERS.COM Inc. Class A	Common and Preferred Stock 41,874 shares	978,595
Albemarle Corporation	Common and Preferred Stock 4,184 shares	978,094
SpringWorks Therapeutics Inc.	Common and Preferred Stock 15,422 shares	955,856
Axogen Inc.	Common and Preferred Stock 101,418 shares	950,287
Cal/Maine Foods Inc.	Common and Preferred Stock 24,349 shares	900,670
Cano Health Inc. Class A	Common and Preferred Stock 100,183 shares	892,631
iShares Core S&P Small-Cap ETF	Mutual Fund 7,631 units	873,826
United Community Bank Blairsville Georgia	Common and Preferred Stock 23,216 shares	834,383
Exact Sciences Corporation	Common and Preferred Stock 10,696 shares	832,470
Designer Brands Inc. Class A	Common and Preferred Stock 58,536 shares	831,797
KB Home	Common and Preferred Stock 18,474 shares	826,342
NorthWestern Corp	Common and Preferred Stock 13,804 shares	789,037
Heartland Express Inc.	Common and Preferred Stock 45,509 shares	765,461
Flowserve Corporation	Common and Preferred Stock 24,786 shares	758,452
Xperi Holding Corporation	Common and Preferred Stock 38,238 shares	723,081
Mercury Systems Inc.	Common and Preferred Stock 13,074 shares	719,854
Viking Therapeutics Inc.	Common and Preferred Stock 156,336 shares	719,146
WSFS Financial Corporation	Common and Preferred Stock 14,312 shares	717,317
Infinera Corporation	Common and Preferred Stock 73,824 shares	707,972
CalAmp Corporation	Common and Preferred Stock 98,951 shares	698,594
PetIQ Inc. Class A	Common and Preferred Stock 30,430 shares	691,065
Silgan Holdings Inc.	Common and Preferred Stock 14,984 shares	641,915
Banner Corporation	Common and Preferred Stock 10,265 shares	622,778
iShares Russell Mid-Cap ETF	Mutual Fund 7,335 units	608,878
Haemonetics Corporation	Common and Preferred Stock 11,201 shares	594,101
Oceaneering International Inc.	Common and Preferred Stock 50,327 shares	569,198
STAG Industrial Inc.	Common and Preferred Stock 11,201 shares	537,200
NexTier Oilfield Solutions Inc.	Common and Preferred Stock 148,086 shares	525,705
iShares Russell 2000 ETF	Mutual Fund 2,104 units	468,035
Alight Inc. Class A	Common and Preferred Stock 39,442 shares	426,368
eHealth Inc.	Common and Preferred Stock 16,236 shares	414,018
J & J Snack Foods Corporation	Common and Preferred Stock 1,958 shares	309,286
Talis Biomedical Corporation	Common and Preferred Stock 53,052 shares	212,739
Total U.S. Equity Asset Class			1,714,872,738

U.S. Equity Index Asset Class:
NT Collective Russell 3000 Index Fund / Non Lending*	Collective Trust Fund 13,250,686 units	975,793,781
Gaming & Leisure Properties Inc.	Common and Preferred Stock 155 shares	7,542
CTO Realty Growth Inc.	Common and Preferred Stock 82 shares	5,036
NT Collective Short Term Investment Fund*	Collective Trust Fund 235 units	234

Schedule H, line 4i – Schedule of Assets (Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Total U.S. Equity Index Asset Class			975,806,593

International Equity Class:
Mawer International Equity Collective Investment Trust Class B*	Collective Trust Fund 7,906,966 units	142,493,012
Polaris Capital Management Collective Investment Trust International Value Collective Fund*	Collective Trust Fund 11,549,975 units	136,685,875
Reliance Trust Institutional Retirement Trust GQG Partners International Equity Fund Series 11 Class C*	Collective Trust Fund 7,951,753 units	110,131,779
Wilmington Trust Collective Investment Trust / Jennison International Equity Opportunities CIT Class J*	Collective Trust Fund 6,849,549 units	83,701,490
Dodge & Cox International Fund	Mutual Fund 1,690,348 units	79,936,563
NT Collective MSCI All Country World Index (ACWI) ex/US Index Fund / Non Lending*	Collective Trust Fund 204,987 units	44,875,034
Interest Bearing Cash	Cash and Cash Equivalents 8,482 units	8,482
Total International Equity Asset Class			597,832,235

International Equity Index Asset Class:
NT Collective All Country World Index (ACWI) Ex/US Fund / Non Lending*	Collective Trust Fund 2,349,363 units	469,637,570
BlackRock FTSE RAFI Emerging Index Non Lendable Fund F*	Collective Trust Fund 21,268 units	98,297
Total International Equity Index Asset Class			469,735,867

Participant Self-Directed Accounts	Various Investments	781,940,783
			781,940,783

Notes Receivable from Participants*	Interest Rate 4.25% - 9.25%	30,243,936
			30,243,936

Other:
BIF Money Fund*	Cash and Cash Equivalents 3,043,753 units	3,043,753
Vanguard Federal Money Market	Cash and Cash Equivalents 498,898 units	498,898
NT Collective Short Term Investment Fund*	Collective Trust Fund 303,581 units	303,581
Exide Technologies	Common and Preferred Stock 35,683 shares	24,978
Exide Technologies 144A 11.0% Due 05/24/2017	Corporate Bond 9,077 units	78
Total Other			3,871,288

Grand Total			$7,183,734,301

* Indicates party-in-interest

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan: #001
Year Ended December 31, 2021
Schedule H, line 4i – Schedule of Assets (Acquired and Disposed of Within Year)

Identity of Issue	Description of Investment	Proceeds from Dispositions
Participant Self-Directed Brokerage Accounts	Various Investments	$33,444

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan Number: #001
As of December 31, 2021
Schedule G, Part 1 – Schedule of Loans or Fixed Income Obligations
in Default or Classified as Uncollectible

Identity of obligor	Original amount of loan (cost of security)	Unpaid balance at end of year (fair value of security)	Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation and other
			material items (description of fixed income obligation)	Amount of principal overdue	Amount of interest overdue
Kaupthing Bank	$183,033	$775	Corporate Bonds 310,000 units due 2/28/2020	$310,000	$—

Supplemental Schedule
Amgen Retirement and Savings Plan
EIN: 95-3540776 Plan Number: #001
Year Ended December 31, 2021
Schedule H, line 4a — Schedule of Delinquent Participant Contributions

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included: ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP[1]	Contributions Pending Corrections in VFCP[1]	Total Fully Corrected Under VFCP[1] and PTE[2] 2002-51
$17,793	$—	$17,793	$—	$—

Note: In 2021, the Company failed to timely remit certain participant contribution deferrals in accordance with Department of Labor regulations. The Company has calculated and remitted lost earnings with respect to such deferrals and is in the process of filing Form 5330, “Return of Excise Taxes Related to Employee Benefit Plans.”

________
1Voluntary Fiduciary Correction Program
2Prohibited Transaction Exemption

AMGEN RETIREMENT AND SAVINGS PLAN
INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan (Name of Plan)

Date:	June 23, 2022	By:	/s/ PETER H. GRIFFITH
Peter H. Griffith
Executive Vice President and
Chief Financial Officer
Amgen Inc.